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17017051

SEC
Mail Processing
Section

MAY 23 2017

Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2016** AND ENDING **03/31/2017**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crito Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Wright Street, Suite 107
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Attanasio (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Raphael, Sanders, Goldberg, Nikpour, Cohen & Sullivan CPA'S
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2017 MAY 23 PM 1:16
SEC / TM

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

awb

OATH OR AFFIRMATION

I, Theodore J. Gillman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crito Capital LLC, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public 5/17/17


THOMAS LEBOW
Notary Public
Connecticut 104640
My Commission Expires Nov 30, 2018

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crito Capital LLC

Statement of Financial Condition
With

Report of Independent Registered Public Accounting Firm

For the Period January 1, 2016 through March 31, 2017

PUBLIC

CRITO CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
MARCH 31, 2017

Table of Contents


RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Crito Capital LLC

We have audited the accompanying statement of financial condition of Crito Capital LLC (a limited liability company) as of March 31, 2017, and the related notes to the financial statements. This financial statement is the is responsibility of Crito Capital LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well, as evaluating the overall statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Crito Capital LLC as of March 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

May 17, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

CRITO CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2017

ASSETS

ASSETS:		
Cash	$	259,974
Accounts receivable		72,451
Due from related parties		48,839
Prepaid expenses and other assets		7,519
TOTAL ASSETS	$	388,783

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	73,169
MEMBERS' EQUITY		315,614
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	388,783

See Accompanying Notes to Financial Statements

CRITO CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Crito Capital, LLC (the "Company") was formed as a limited liability company in Connecticut on May 23, 2011. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") as of November 20, 2012.

The Company is a wholly-owned subsidiary of Crito Holdings LLC, (the "Parent") and serves principally as a placement agent acting on behalf of fund managers in their funding efforts in the United States. The Company is approved by FINRA to conduct private placements and the sales of interests in private investment funds and hedge funds.

The Company is also engaged in providing "Chaperoning" services to Crito Holdings LLC under SEC Rule15a-6.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition
Consulting fees include fees earned as a marketing and solicitation agent for private placements,private investment funds and hedge funds. Consulting fees are recognized when earned in accordance with the terms of their respective agreements.

Success fees derived from the placement of securities are earned when the placement is completed and the income is reasonably determinable. Private placement fees derived from the sale of interests in private investment funds and hedge funds are earned when the sale is completed and the income is reasonably determinable.

Income Taxes
The Company is a single member limited liability company that is deemed to be a disregarded entity for income tax purposes. The taxable income or loss of the Company is allocated to its member. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements.

The Company accounts for uncertainties in income taxes under the provisions of adopted the provisions of the FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements.

The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At March 31, 2017, the Company had no material unrecognized tax.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's income tax returns for three years from the date of filing.

CRITO CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2017

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2017, the Company had net capital of $186,805, which was $181,805 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 39.17%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure of the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2017, the amount in excess of insured limits was $9,974.

Revenue
During the Period ended March 31, 2017, approximately 56% of the Company's revenue was earned from three customers.

Receivables
During the period ended March 31, 2017, approximately 87% of the Company's receivables were owed from four customers.

NOTE 5 – RELATED PARTY TRANSACTIONS:

As of July 30, 2014, the Company has agreed to share fee revenues, with an affiliate under common ownership, from client engagements in which both entities play a role in establishing, developing, facilitating or maintaining a client relationship with investment managers or corporate issuers seeking to raise investment capital for one or more investment funds or vehicles. The allocation of fee revenues shall be addressed on an engagement-by-engagement basis, to be determined primarily based on the relative contributions and efforts expected to be made by each entity and its employees and agents. Any transaction between the entities is intended to follow the arm's length principle and will be consistent with the amount of profit earned by each entity had the transaction been executed between unrelated parties.

The Affiliate is registered and authorized by the Financial Conduct Authority of the United Kingdom. The Affiliate is a wholly-owned subsidiary of Crito Holdings LLC and also serves principally as a placement agent acting on behalf of fund managers in their funding efforts in the United Kingdom and elsewhere in Europe. The Affiliate is considered to be a foreign broker-dealer under United States law. No revenues have been earned under this arrangement.